Exhibit 99.1

Medigus to Increase its Share in AI Systems to 36%

Tel Aviv, Israel, Sept. 12, 2023 (GLOBE NEWSWIRE) --  Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, announced today that on September 5, 2023, AI Systems Ltd. (“AI Systems”) approved the conversion of a $1,240 thousand (4.75 million NIS) convertible loan of the Company into shares of AI Systems. Following the conversion, Medigus will hold a 36% stake in AI Systems and become its largest shareholder.

AI Systems, a technology company traded on the Tel Aviv Stock Exchange (TASE), is in negotiations to merge new activity and further expand its technological endeavors.

This conversion of the convertible loan to shares solidifies Medigus’ commitment to diversify its investments with AI - based technologies and nurture its relationships with cutting-edge technology companies.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd.. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. by way of Fuel Doctor Holdings, Inc., are also part of the Company’s portfolio of technology solution providers. Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.th

Company Contact:
Tali Dinar
Chief Financial Officer
+972-8-6466-880
ir@medigus.com